FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                05 July 2006


                               File no. 0-17630


                          Development Strategy Update



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:  Development Strategy Update



             D E V E L O P M E N T   S T R A T E G Y   U P D A T E




                                                                     5 July 2006




CRH ANNOUNCES ADDITIONAL FIRST HALF DEVELOPMENT INITIATIVES OF EURO 372 MILLION
             BRINGING TOTAL FIRST HALF SPEND TO OVER EURO 800 MILLION


CRH plc, the international building materials group, today announces 36 development initiatives totalling euro 372 million (including capital expenditure of euro 21 million on two large capital projects) undertaken during the first half of 2006. These initiatives, which are in addition to the acquisition of MMI Products, Inc. for US$ 350 million (euro 280 million) announced on 26 April 2006 and the acquisition of the Halfen-Deha Group for euro 170 million announced on 2 May 2006, bring total development spend for the first half of 2006 to over euro 800 million.



Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:


"The pick-up in development momentum experienced in the latter half of 2005 has continued into 2006 with a strong level of spend during the first six months of this year, spread across all our reporting segments and regions. The deals announced today, combined with the two larger acquisitions completed during the period, reflect the Group's continuing commitment to identifying and completing transactions at prices which we believe will create long-term value for CRH's shareholders."

The initiatives contained in this Development Strategy Update are as follows:


- Europe Materials - 7 acquisitions/investments and 1 capital project for euro 36 million

Seven bolt-on transactions were completed during the period, expanding the Division's existing operations in Switzerland , eastern Europe and Portugal , while work commenced on a major development project in Ireland .

-   Europe Products -  5 acquisitions for euro 54 million

Four acquisitions were completed by the Concrete Products group in Switzerland , Belgium , France , and the United Kingdom , and the Clay Products group acquired one business in the Netherlands .

-   Europe Distribution -  3 acquisitions for euro 20 million

Three acquisitions, in the Netherlands , Belgium and Switzerland , added a total of six outlets to the Group's existing builders merchanting network in Europe .

-   Americas Materials - 12 acquisitions for euro 169 million

Six acquisitions in the West region and four in the Central region, together with one acquisition in each of the New York/New Jersey and New England regions.

-   Americas Products - 5 acquisitions and 1 capital project for euro 53 million

The Architectural Products Group (APG) bought the Sakrete(R) trademark for use in specified sales territories and also commenced construction of a new block plant in Atlanta , Georgia . In addition, the Precast Group completed two acquisitions in Colorado and Indiana , and the Glass Group acquired two businesses in Texas and Florida .

-    Americas Distribution - 2 acquisitions for euro 40 million

Two acquisitions were completed by the Distribution Group in Florida and North Carolina , adding 13 branches to its growing interior products division.

Contact at Dublin 404 1000  (+353 1 404 1000)

Liam O'Mahony                     Chief Executive
Myles Lee                         Finance Director
Eimear O'Flynn                    Head of Investor Relations
Maeve Carton                      Group Controller



Europe Materials: euro 36 million

The Europe Materials Division completed seven acquisitions/investments at a total cost of euro 22 million during the first half of 2006. Incremental annual sales arising from these transactions amount to euro 12 million. In addition, work commenced on a significant capital investment project in Ireland at a total cost of euro 14 million.

Switzerland

In January, JURA-Holding acquired Frenke Beton, a readymixed concrete producer based in Holstein . Frenke, which also trades in aggregates and gravel and has annual sales of euro 3 million, gives JURA access to the canton of Basel , one of the most important economic regions of Switzerland . The acquisition has been integrated with JURA's existing operations in the German-speaking region of Switzerland .

Eastern Europe

In January, Rudus Eesti acquired Kehra, the second biggest producer of concrete landscape products in Estonia , with annual sales of euro 2 million. The acquisition alleviates capacity constraints at Rudus Eesti's plant in Tallinn and provides an opportunity to diversify into concrete blocks.

The acquisition of Kamenolomy, a leading regional aggregates producer in the Trencin region of Slovakia , was also completed in January. With annual sales of euro 3 million, the company operates 3 quarries along the main highway corridor between Bratislava and Zilina. The acquisition, which has been integrated into the Poland-based OKSM organisation, expands Europe Materials' aggregate operations into Slovakia and the Czech Republic .

In February, Podilsky Cement acquired Popelniansky, a producer of granite aggregates with annual sales of euro 1 million, which is located 110 kilometres southwest of Kiev in the Zhytomer Oblast (region). The acquisition provides an entry into the aggregates market in central and eastern Ukraine and facilitates a possible entry into the blacktop sector. It will also allow Podilsky Cement to participate more actively in the expanding construction market in Kiev and Zhytomer.

The paving operation of Pater Firm Bruk Company, located near Bialystok in Poland , was acquired in May. This acquisition strengthens CRH's existing paving operations in Lodz and supports the Group's focus on this area in central Poland.

Grupa Ozarow in Poland expanded into the sand-lime brick business with the purchase of a 32.3% stake in Silikaty Ostroleka and Silikaty Lezajsk in March and a 15.13% stake in Silikaty Ludynia in June. These combined businesses comprise Grupa Silikaty, which is the second-largest producer of sand-lime bricks in Poland . Sand-lime bricks are an important downstream product for the lime industry in which CRH is a leading player in the Polish market. CRH is already a major producer of sand-lime bricks in the Netherlands .

Portugal

In March, CRH's joint venture Secil, in which the Group has a 49% stake, acquired 100% of Sicobetao, a readymixed concrete producer located in central-north Portugal, with annual sales of euro 3 million. The acquisition strengthens Secil's position in this region of Portugal .

Ireland

Clogrennane Lime has commenced construction of a new 100,000 tonnes per annum vertical regenerative kiln in County Clare . The investment is expected to cost euro 14 million, and will provide sufficient capacity to supply lime for flue gas desulphurisation at the Electricity Supply Board's Moneypoint station and to meet expected market growth.

Europe Products : euro 54 million

Europe Products completed five acquisitions comprising Supreme Concrete and three smaller transactions in the Concrete Products group and one acquisition in the Clay Products group, at a total cost of euro 54 million. The annual incremental sales arising from these transactions amount to euro 86 million.

Concrete Products

In February, the Concrete Products group acquired Element AG and Prebeton SA, which were subsequently merged to create the leading producer of prefabricated structural concrete elements in Switzerland . With annual sales of euro 35 million, the group operates from three locations, two of which are located in the Bern region with the third near Zurich. The deal strengthens CRH's position in the Swiss prefabricated structural concrete market.

In March, the group acquired ATA, a natural stone trader in France, and Vibrobeton, a dedicated stair producer in Belgium . ATA complements Stradal/ BMI's landscaping activities, which are focused on the garden market, and has been integrated with Hofman, our Belgian natural stone trader. Vibrobeton plays an important part in the niche sector in the non-residential structural concrete market and gives us a leading position in the Belgian stair market. Incremental sales from these two acquisitions amount to euro 7 million.

In April, the group acquired Supreme Concrete, the market leader in concrete fencing and lintels in the UK . With annual sales of euro 40 million, Supreme has six manufacturing sites producing concrete fencing and other related products, prestressed lintels and T-beams. The acquisition extends the existing activities of Forticrete, which has traditionally focused on concrete masonry products and rooftiles.

Clay Products

In June, the Clay Products group acquired Nuth, a manufacturer of soft mud facing brick in the Netherlands with annual sales of euro 4 million. This acquisition offers the opportunity to expand CRH Kleiwaren's product range in the upper-medium price segment in the Dutch brick market.

Europe Distribution: euro 20 million

Three acquisitions during the period, in the Netherlands , Belgium and Switzerland , added a total of six outlets and annual incremental sales of euro 48 million to Europe Distribution's existing builders merchanting network.

In January, the group acquired Kalkmortelcentrale, a Dutch builders merchant specialising in plaster materials in Den Bosch. In February, the group acquired Gamma Schelle and Gamma Dendermonde, which expands our coverage to 20 DIY stores operating in Belgium .

The acquisition in February of BAW Baustoffe, BAB Baustoffe AG and BAF Baustoffe (together, Triple-B) allows a strong entry into the Basel region with the addition of three builders merchants in the German-speaking part of Switzerland.

Americas Materials: euro 169 million

The Americas Materials Division completed twelve bolt-on acquisitions in the first half of 2006 at a combined cost of US$ 205 million (euro 169 million). The annual incremental sales arising from these transactions amount to US$ 203 million.

New York/New Jersey

In February, Americas Materials acquired the quarrying and recycling assets of Bedrock located in Kearney , New Jersey . With annual sales of US$ 17 million, Bedrock is a natural fit with our existing recycling business in the greater New York/New Jersey area.

New England

Bissonette Redimix, a premier readymixed concrete business based in Manchester , New Hampshire with annual sales of US$ 38 million, was acquired in mid-January. The acquisition has been integrated with our existing aggregates businesses in the northeastern United States and strengthens our presence in the ready-mixed concrete sector in the region.

Central

Pioneer Concrete, a readymixed concrete producer based in Wilmington , Delaware with annual sales of US$ 29 million, was acquired in February. This acquisition was followed by three transactions in Ohio , which added combined sales of US$ 51 million. In mid-February, the acquisition of the readymixed concrete assets of the Stansley Group doubled the size of the Group's concrete operations in Toledo . Our Central region had already acquired the trucking assets of the Stansley Group in November 2005. In April, we acquired Miller Companies, an asphalt producer and paving/construction contractor based in Columbus, and Apache Asphalt and Paving, a sand and gravel, readymixed concrete, asphalt and construction company near Coshocton.

West

During the first half of 2006, the Americas Materials Division completed six bolt-on acquisitions in its West region which strengthen and complement its existing activities and provide incremental annual sales of US$ 68 million to this regional group.

Central Concrete, the leading readymixed concrete supplier in Mankato , Minnesota was acquired in February. This acquisition, combined with the acquisition of certain aggregate assets of Owatonna Construction, also in February, and the purchase of Emmetsburg Readymix in January serves as a platform to expand our operations in the region. In June, Goose Bay , an excavation and utilities placement services company based in Kalispell , Montana , was acquired and will be integrated with our existing Rocky Mountain business. Also in June we acquired the assets of J.C. Compton, the leading aggregates, readymixed concrete and asphalt supplier in Salem , Oregon , along with the assets of Boehler Construction an aggregate and asphalt supplier located in Elko , Nevada .

Americas Products: euro 53 million

Five acquisitions were completed in the first half of 2006 at a combined cost of US$ 57 million (euro 46 million) yielding annual incremental sales of US$ 43 million. In addition, work commenced on a major capital investment project which is expected to cost US$ 9 million (euro 7 million).

Precast Group

The acquisition of Foothills Concrete Pipe and Products was completed in January. Foothills, a manufacturer of concrete pipe and precast in Denver , has annual sales of US$ 4 million from one location in Platteville , Colorado . Foothills, which sells to underground utility and civil contractors, primarily for infrastructure projects, is an excellent fit with the Precast Group's existing Denver area business.

Hartford Concrete Products, a manufacturer of utility vaults and telecommunications buildings in Indiana , was acquired in early June. With annual sales of US$ 11 million and an excellent reputation in the market for quality and service, Hartford provides the Precast Group with access to several attractive Midwestern markets.

Architectural Products Group (APG)

In January, APG acquired ownership of the Sakrete(R) trademark, securing the rights for use of this nationally-recognised trademark in the United States , Canada , Mexico and the Caribbean in addition to the exclusive rights to the Sakrete sales territory in Ohio , Indiana , Kentucky and Illinois . APG already has the exclusive rights to sales territories in a number of other regions across the United States . The trademark, which enjoys a strong reputation for quality, covers packaged cement and asphalt-based products, particularly dry cement mixes, specialty concrete masonry and tile-setting products.

APG also started construction work during the period on a US$ 9 million block plant in Atlanta , Georgia , aimed at further increasing production capacity to service strong customer demand in the Atlanta market.

Glass Group

In January, the Glass Group acquired Texas Wall Systems, a leading provider of high-performance curtain wall systems and engineering services. Texas Wall Systems, which has annual sales of US$ 15 million, significantly broadens the Glass Group's product offering and provides a strong manufacturing base for custom, high-performance curtain wall systems in the United States .

U.S. Global Glass, a leading provider of laminated and tempered glass products in the southern Florida regional construction market was acquired in June. With annual sales of US$ 13 million, this acquisition increases the Glass Group's laminated glass and tempering capacity in southern Florida and provides a strong manufacturing base for the Group's important hurricane-resistant product, StormGlassTM.

Americas Distribution: euro 40 million

Two acquisitions were completed by the Americas Distribution group (Allied Building Products) in the first half of 2006 at a combined cost of US$ 50 million (euro 40 million) yielding annual incremental sales of US$ 139 million.

The acquisition of Osprey Building Materials, a six-branch interior products distributor in southeast and southwest Florida , was completed by Allied in late April. The addition of Osprey builds on Allied's existing presence in the Florida interior products market following the acquisition of Atlantic Building Materials in late December 2005.

In June, Allied acquired Interior Distributors, Inc. (IDI), a seven-branch interior products distributor in the Carolinas and Virginia . IDI extends Allied's interior products business into the Carolinas and complements the group's existing interior products branches in Washington D.C. and Maryland .



                               *   *   *   *   *



      CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland   TELEPHONE
                       +353.1.4041000  FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam
                                Square , Dublin



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  05 July 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director